Exhibit 99.1

The Stars Group Reports Third Quarter 2018 Results

TORONTO, November 7, 2018 – The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today reported its financial results for the third quarter ended September 30, 2018 and provided certain additional highlights and updates. Unless otherwise noted, all dollar ($) amounts are in U.S. dollars.

“This was a landmark quarter during a transformative year for the company as we begin to deliver on our vision to become the world’s favorite iGaming destination,” stated Rafi Ashkenazi, The Stars Group’s Chief Executive Officer. “We completed our acquisition of Sky Betting & Gaming, which was cleared by the CMA in October, making us the leader in the UK online betting and gaming market. We also launched BetEasy in Australia and sports betting in New Jersey.”

“We are pleased with our quarterly results, which reflect both continued organic growth from our International business and contributions from both BetEasy and Sky Betting & Gaming, despite unfavorable sporting results during the period,” said Mr. Ashkenazi.

“As we continue our transformation and look towards 2019, we are excited to take advantage of the opportunities ahead of us by leveraging our leading positions in attractive markets, strong brands, technology and operating expertise,” concluded Mr. Ashkenazi.

Third Quarter 2018 Summary

Consolidated

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except percentages and per share amounts)	2018	2017	% Change	2018	2017	% Change
Total Revenue	571,983	329,443	73.6%	1,376,386	952,065	44.6%
Gross Profit	442,757	266,966	65.8%	1,083,259	774,460	39.9%
Operating Income	70,901	118,724	(40.3%)	185,832	335,128	(44.5%)
Net Earnings (loss)	9,730	75,874	(87.2%)	(70,733)	212,110	(133.3%)
Adjusted Net Earnings ¹	119,500	119,595	(0.1%)	389,285	346,990	12.2%
Adjusted EBITDA ¹	198,252	155,767	27.3%	541,545	453,305	19.5%
Adjusted EBITDA Margin ¹	34.7%	47.3%	(26.7%)	39.3%	47.6%	(17.4%)
Diluted (loss) earnings per Common Share ($/Share)	0.06	0.37	(84.9%)	(0.34)	1.05	(132.3%)
Adjusted Diluted Net Earnings per Share ($/Share) ¹	0.45	0.58	(23.8%)	1.67	1.71	(2.2%)

Net cash flows from operating activities	73,227	144,870	(49.5%)	369,307	370,843	(0.4%)
Free Cash Flow ¹	(26,723)	95,306	(128.0%)	140,392	255,028	(45.0%)

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•

Total Revenues – Revenues for the quarter increased 73.6% year-over-year primarily as a result of the contribution of revenue from the acquisitions of Sky Betting & Gaming (“SBG”) and BetEasy, as well as organic growth in the International segment.

•

Adjusted EBITDA and Adjusted EBITDA Margin – Adjusted EBITDA for the quarter increased 27.3% year-over-year, primarily driven by the impact of the acquisitions of SBG and BetEasy and by increased gross profit from organic growth within the International segment. Adjusted EBITDA Margin for the quarter decreased 26.7% year-over-year, primarily driven by the higher contribution from the Betting and Gaming verticals within each segment.

•

Consolidated Debt and Cash – The total principal amount owing on long-term debt outstanding at the end of the quarter was $5.65 billion with a carrying value of $5.52 billion. The Stars Group ended the third quarter of 2018 with approximately $419 million in operational cash on its balance sheet, which translated into Net Debt of $5.1 billion. Subsequent to the quarter end, on October 24, 2018, The Stars Group fully repaid the $100 million outstanding on its revolving credit facility using cash on its balance sheet.

•

U.S. Sports Betting Update – On August 10, 2018, The Stars Group and Mount Airy Casino Resort announced a partnership to enter Pennsylvania’s online sports wagering and gaming market, where The Stars Group will offer to customers in Pennsylvania its online poker, casino (including slots and tables) and sports wagering products. On September 13, 2018, The Stars Group launched its BetStars online sports betting brand in New Jersey through its partnership with Resorts Casino Hotel. The offering, which is initially available through mobile, provides New Jersey customers with an innovative and robust mobile-led sportsbook alongside The Stars Group’s already existing online poker and casino offerings available through the PokerStarsNJ and PokerStars Casino NJ brands.

•

Sky Betting & Gaming Update – On July 10, 2018, The Stars Group completed the previously announced Sky Betting & Gaming acquisition for $4.7 billion, and on October 11, 2018, the UK Competition & Markets Authority cleared the acquisition, allowing The Stars Group to begin executing on its integration plans. As it relates to the previously announced expected synergies of at least $70 million, The Stars Group currently believes that approximately 53% will relate to headcount and other staff costs, 23% to purchasing costs and 24% to other cost savings. In addition, The Stars Group currently estimates that it may achieve approximately $5 million of such synergies before year end, followed by a further $50 million in 2019 and an additional $15 million in 2020. The Stars Group continues to expect approximately $85 million in implementation costs to achieve those synergies, with the majority of such costs being incurred in 2019.

International

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	233,694	163,844	42.6%	705,251	451,699	56.1%
Betting Net Win Margin (%)	9.0%	7.1%	26.1%	8.1%	6.1%	33.4%

Revenue
Poker	212,832	221,393	(3.9%)	675,688	642,946	5.1%
Gaming	107,602	83,474	28.9%	316,253	243,959	29.6%
Betting	21,030	11,688	79.9%	57,351	27,541	108.2%
Other [2]	10,982	12,888	(14.8%)	35,155	37,619	(6.5%)
Total Revenue	352,446	329,443	7.0%	1,084,447	952,065	13.9%

Gross Profit	287,522	266,966	7.7%	873,444	774,460	12.8%
Gross Profit Margin (%)	81.6%	81.0%	0.7%	80.5%	81.3%	(1.0%)

General and administrative	111,295	95,250	16.8%	319,668	276,798	15.5%
Sales and marketing	31,912	32,624	(2.2%)	119,136	97,914	21.7%
Research and development	6,808	6,030	12.9%	22,985	18,513	24.2%
Operating Income	137,507	133,062	3.3%	411,655	381,235	8.0%

Adjusted EBITDA ¹	182,228	162,880	11.9%	533,025	478,264	11.4%
Adjusted EBITDA Margin (%) ¹	51.7%	49.4%	4.6%	49.2%	50.2%	(2.2%)

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Other revenue includes $1.0 million that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.

•

Poker – Poker revenue for the quarter was $212.8 million, or a decrease of approximately 3.9% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Poker revenues for the quarter would have increased by 0.3%. The reported decrease was primarily driven by foreign exchange fluctuations, the cessation of operations in certain markets, notably Australia in September 2017, and cross selling to other verticals (particularly during the FIFA World Cup), and offset by, among other things, the Stars Rewards loyalty program (introduced during the quarter ended September 30, 2017) and the introduction of shared poker liquidity in France and Spain in the first quarter and Portugal in the second quarter.

•

Gaming – Gaming revenue for the quarter was $107.6 million, or an increase of 28.9% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Gaming revenues for the quarter would have increased by 32.5%. The reported increase was primarily the result of product and content improvements to PokerStars Casino, including the introduction of over 250 new casino games since the beginning of the year and the launch of PokerStars Casino in certain new markets. This was partially offset by, among other things, the impact of year-over-year changes in foreign exchange rates.

•

Betting – Betting revenue for the quarter was $21.0 million, or an increase of 79.9% year-over-year. Excluding the impact of year-over-year changes in foreign exchange rates, Betting revenues for the quarter would have increased by 86.5%. The reported increase was primarily the result of increases in Stakes and Betting Net Win Margin. These increases were primarily driven by increased wagering activity due to product and content improvements to BetStars, the launch of BetStars in certain new markets, and the 2018 FIFA World Cup.

•

Adjusted EBITDA and Adjusted EBITDA Margin – Adjusted EBITDA for the quarter increased 11.9% year-over-year, primarily driven by increased revenue and gross profit across all segments as noted above. Adjusted EBITDA Margin for the quarter increased 4.6% year-over-year, primarily driven by increased revenues combined with operational leverage from additional product and content improvements and a decline in sales and marketing expenses in the quarter.

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Quarterly Real-Money Active Uniques (QAUs) – QAUs were 2.0 million, which represents a decrease of 3.1% year-over-year. This decrease was primarily the result of the cessation of real-money online poker operations in certain markets, notably Australia in September 2017, and The Stars Group’s continued strategy of focusing on high-value customers (primarily recreational players), as offset by the growth and expansion of the real-money casino and betting product offerings.

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Quarterly Net Yield (QNY) – QNY was $167, an increase of 11.3% year-over-year, and QNY excluding the impact of year-over-year changes in foreign exchange rates was $174, an increase of 16.0% year-over-year. QNY is a non-IFRS measure.

•

Net Deposits – Net Deposits were $335 million, an increase of 4.1% year-over-year. The increase was primarily driven by the implementation of the Stars Rewards loyalty program and continued focus on high-value customers (primarily recreational players), foreign exchange fluctuations and continued development of the casino and betting product offerings.

•

Stakes and Betting Net Win Margin – Stakes were $233.7 million, an increase of 42.6% year-over-year, and Betting Net Win Margin was 9.0%, an increase of 1.9 percentage points year-over-year. The increases in the quarter were primarily due to product and content improvements to BetStars driving incremental QAUs, the launch of BetStars in certain new markets, and the World Cup. The Betting Net Win Margin for the International segment is less exposed to the English Premier League and UK horse racing, and as such, was not impacted to the same extent by the operator-unfavorable results The Stars Group experienced within the United Kingdom segment as a whole.

United Kingdom

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	1,221,854	—	—	1,221,854	—	—
Betting Net Win Margin (%)	7.0%	—	—	7.0%	—	—

Revenue
Poker	2,884	—	—	2,884	—	—
Gaming	73,318	—	—	73,318	—	—
Betting	85,189	—	—	85,189	—	—
Other	6,989	—	—	6,989	—	—
Total Revenue	168,380	—	—	168,380	—	—

Gross Profit	121,226	—	—	121,226	—	—
Gross Profit Margin (%)	72.0%	—	—	72.0%	—	—
			—			—
General and administrative	104,697	—	—	104,697	—	—
Sales and marketing [2]	40,224	—	—	40,224	—	—
Research and development	4,940	—	—	4,940	—	—
Operating Loss	(28,635)	—	—	(28,635)	—	—

Adjusted EBITDA ¹	27,943	—	—	27,943	—	—
Adjusted EBITDA Margin (%) ¹	16.6%	—	—	16.6%	—	—

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 Sales and marketing expense includes $1.0 million that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.

•

Revenue, Adjusted EBITDA and Adjusted EBITDA Margin – Revenue from July 10, 2018 through the end of the quarter ended September 30, 2018, was $168.4 million. Adjusted EBITDA and Adjusted EBITDA Margin for the same period were $27.9 million and 16.6%, respectively. Revenue for the period was primarily impacted by low Betting Net Win Margin when compared to historical averages driven by particularly operator-unfavorable sports results. This was partially offset by strong Stakes during the period, due to strong growth in QAUs. Adjusted EBITDA and Adjusted EBTIDA Margin were similarly impacted by the low Betting Net Win Margin and were also impacted by marketing investment for the start of the European football season.

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Stakes and Betting Net Win Margin – Stakes and Betting Net Win Margin from July 10, 2018 through the end of the quarter ended September 30, 2018 were $1.22 billion and 7.0%, respectively. The Betting Net Win Margin can vary significantly from quarter to quarter; however, over the long term, the Corporation believes that these margins tend to become more predictable. The Betting Net Win Margin is below SBG’s expected long-term average of approximately 9% primarily as a result of operator-unfavorable results in English Premier League football and horse racing, which collectively represent a significant portion of Stakes. The Stars Group believes that had Betting Net Win Margin been 9% during the period, Betting revenue would have been $110.0 million as opposed to $85.2 million.

Australia

	Three Months Ended September 30,			Nine Months Ended September 30,
In thousands of U.S. Dollars (except otherwise noted)	2018	2017	% Change	2018	2017	% Change
Stakes	825,438	—	—	1,693,164	—	—
Betting Net Win Margin (%)	6.3%	—	—	7.4%	—	—

Revenue
Betting	52,157	—	—	124,559	—	—
Total Revenue	52,157	—	—	124,559	—	—

Gross Profit	35,154	—	—	89,589	—	—
Gross Profit Margin (%)	67.4%	—	—	71.9%	—	—

General and administrative	39,963	—	—	84,588	—	—
Sales and marketing	21,050	—	—	37,523	—	—
Research and development	114	—	—	1,098	—	—
Operating Loss	(25,973)	—	—	(33,620)	—	—

Adjusted EBITDA ¹	(4,764)	—	—	7,861	—	—
Adjusted EBITDA Margin (%) ¹	(9.1%)	—	—	6.3%	—	—

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

•

Revenue, Adjusted EBITDA and Adjusted EBITDA Margin – Revenue for the quarter was $52.2 million. Adjusted EBITDA and Adjusted EBITDA Margin for the same period were $(4.8) million and (9.1)%, respectively. Revenue for the quarter was impacted by low Betting Net Win Margin when compared to historical averages driven by particularly operator-unfavorable sports results.

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Stakes and Betting Net Win Margin – Stakes and Betting Net Win Margin for the quarter ended September 30, 2018 were $825.4 million and 6.3%, respectively. The Betting Net Win Margin can vary significantly from quarter to quarter; however, over the long term, the Corporation believes that these margins tend to become more predictable. The Betting Net Win Margin is below BetEasy’s long-term average of 8.5% primarily as a result of operator-unfavorable results in horse racing, which represents a significant portion of Stakes. The Stars Group believes that had Betting Net Win Margin been 8.5% during the quarter, Betting revenue would have been $70.2 million as opposed to $52.2 million.

For additional information regarding The Stars Group’s reporting segments and major lines of operations, please see The Stars Group’s unaudited interim condensed consolidated financial statements for the three and nine months ended September 30, 2018 (the “Q3 2018 Financial Statements”), including note 6 therein, and management’s discussion and analysis thereon (the “Q3 2018 MD&A”).

Historic Supplemental Information and 2019 Update

Due to its recent acquisitions of SBG and BetEasy and to provide additional clarity with respect to the historical performance of The Stars Group’s business on a proforma basis for the three and nine months ended September 30, 2018 and 2017, and presented based on The Stars Group’s current reporting segments and lines of operations, see the information below under the heading “Supplementary Information”. Certain of this information contains non-IFRS measures. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

In addition, to provide further clarity with respect to the potential impact of such acquisitions on its full year 2019 results, The Stars Group is also providing information for certain financial items:

•	Depreciation and amortization excluding purchase price allocation amortization of between $65 and $75 million;

•	Cash interest expense of between $295 and $305 million;

•	Effective tax rate (applied to Adjusted EBITDA less cash interest expense and non-purchase price allocation related depreciation and amortization) of between 8.0 and 10.0%; and

•	Diluted Shares of between 274 and 278 million.

These unaudited expected financial items are based on certain accounting assumptions and reflect management’s view of current and future market and business conditions, including assumptions of (i) no material impairment or write-down of the assets to which this depreciation and amortization relates, (ii) no material change in the prevailing EURIBOR or LIBOR rates as at September 30, 2018 and no material adverse impact on applicable hedging counterparties, (iii) no material change in the mix of taxable income by jurisdiction, in the rate of corporate tax or tax regimes in the jurisdictions in which The Stars Group currently operates and no material change in the geographies where The Stars Group currently offers its products, (iv) no material increases or decreases in The Stars Group’s issued and outstanding shares, (v) no other material regulatory events, and (vi) no material foreign currency exchange rate fluctuations, particularly against the Euro, Great Britain pound sterling and Australian dollar.

Supplementary information

	Proforma Three Months Ended September 30, 2018
In millions of U.S. Dollars	International	United Kingdom	Australia[2]	Corporate[3]	Consolidated
Stakes	233.7	1,404.7	825.4	—	2,463.8
Betting Net Win Margin	9.0%	7.3%	6.3%	—	7.1%

Revenue
Poker	212.8	3.2	—	—	216.0
Gaming	107.6	83.9	—	—	191.5
Betting	21.0	102.3	52.2	—	175.5
Other	11.0	8.4	—	(1.0)	18.4
Total	352.4	197.8	52.2	(1.0)	601.4

Operating Income (loss)	137.5	(67.9)	(26.0)	(12.0)	31.6

Adjusted EBITDA[1]	182.2	37.5	(4.8)	(7.2)	207.7
Adjusted EBITDA Margin[1]	51.7%	19.0%	(9.1%)	—	34.5%

QAUs (millions)	2.0	2.0	0.3	—	—

	Proforma Three Months Ended September 30, 2017
In millions of U.S. Dollars	International	United Kingdom	Australia[2]	Corporate	Consolidated
Stakes	163.8	1,207.6	437.1	—	1,808.5
Betting Net Win Margin	7.1%	9.0%	9.1%	—	8.8%

Revenue
Poker	221.4	3.6	—	—	225.0
Gaming	83.5	72.8	—	—	156.3
Betting	11.7	108.4	39.7	—	159.8
Other	12.8	6.6	—	—	19.4
Total	329.4	191.4	39.7	—	560.5

Operating Income (loss)	133.1	(24.7)	(10.0)	(14.3)	84.1

Adjusted EBITDA[1]	162.9	54.7	(2.9)	(7.1)	207.6
Adjusted EBITDA Margin[1]	49.4%	28.6%	(7.3%)	—	37.0%

QAUs (millions)	2.1	1.6	0.1	—	—

	Proforma Nine Months Ended September 30, 2018
In millions of U.S. Dollars	International	United Kingdom	Australia[2]	Corporate[3]	Consolidated
Stakes	705.3	4,194.9	1,982.2		6,882.4
Betting Net Win Margin	8.1%	8.9%	7.6%	—	8.4%

Revenue
Poker	675.7	10.5	—	—	686.2
Gaming	316.2	244.2	—	—	560.4
Betting	57.3	372.0	150.4	—	579.7
Other	35.2	27.2	—	(1.0)	61.4
Total	1,084.4	653.9	150.4	(1.0)	1,887.7

Operating Income (loss)	411.7	(177.8)	(35.4)	(163.5)	35.0

Adjusted EBITDA[1]	533.0	161.4	13.5	(27.3)	680.6
Adjusted EBITDA Margin[1]	49.2%	24.7%	9.0%	—	36.1%

	Proforma Nine Months Ended September 30, 2017
In millions of U.S. Dollars	International	United Kingdom	Australia[2]	Corporate	Consolidated
Stakes	451.7	3,728.6	1,194.5	—	5,374.8
Betting Net Win Margin	6.1%	8.5%	9.2%	—	8.4%

Revenue
Poker	643.0	10.6	—	—	653.6
Gaming	244.0	206.4	—	—	450.4
Betting	27.5	315.8	109.5	—	452.8
Other	37.6	18.6	—	—	56.2
Total	952.1	551.4	109.5	—	1,613.0

Operating Income (loss)	381.2	(80.0)	(16.2)	(46.1)	238.9

Adjusted EBITDA[1]	478.3	161.0	3.5	(25.0)	617.8
Adjusted EBITDA Margin[1]	50.2%	29.2%	3.2%	—	38.3%

FX Rates	Mar. 31,	Jun. 30,	Sept. 30,	Mar. 31,	Jun. 30,	Sept. 30,
Average for the three months ended	2017	2017	2017	2018	2018	2018
GBP to USD	1.2393	1.2786	1.3087	1.3917	1.3616	1.3035
AUD to USD	0.7579	0.7508	0.7890	0.7861	0.7572	0.7393

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1 Non-IFRS measure. For important information on The Stars Group’s non-IFRS measures, see below under “Non-IFRS Measures” and the tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures”.

2 The Australia segment supplementary information includes the results of operations of William Hill Australia beginning with its acquisition on April 24, 2018. In August 2018, The Stars Group substantially completed its migration of customers and platforms and integration of William Hill Australia into BetEasy.

3 Other revenue includes $1.0 million that the Corporation excluded from its consolidated results as it related to certain non-gaming related transactions with the United Kingdom segment.

Financial Statements, Management’s Discussion and Analysis and Additional Information

The Stars Group’s Q3 2018 Financial Statements, Q3 2018 MD&A, and additional information relating to The Stars Group and its business, can be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and The Stars Group’s website at www.starsgroup.com. The financial information presented in this news releases was derived from the Q3 2018 Financial Statements.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Conference Call and Webcast Details

The Stars Group will host a conference call today, November 7, 2018 at 8:30 a.m. ET to discuss its financial results for the third quarter ended 2018 and related matters, and provide additional detail with respect to the information in this news release, its webcast presentation, its Q3 2018 Financial Statements and Q3 2018 MD&A, as well as certain additional historical supplemental financial information, including on a proforma basis for the SBG and BetEasy acquisitions. To access via tele-conference, please dial +1 855-327-6838 or +1-631-891-4304 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1-844-512-2921 or +1 412-317-6671. The Conference ID number is 10005822. To access the webcast please use the following link: http://public.viavid.com/index.php?id=132084

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

The tables below present reconciliations of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Diluted Net Earnings per Share to net (loss) earnings, which is the nearest IFRS measure:

	Three Months Ended September 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	137,507	(28,635)	(25,973)	(73,169)	9,730

Income tax recovery	—	—	—	13,189	13,189
Net financing charges	—	—	—	(74,360)	(74,360)

Operating income (loss)	137,507	(28,635)	(25,973)	(11,998)	70,901

Depreciation and amortization	34,398	53,642	10,855	43	98,938
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	1,667	1,667
Stock-based compensation	—	—	—	3,154	3,154
Loss from investments and associates	123	—	—	—	123
Impairment of intangibles assets and assets held for sale	3,869	—	—	—	3,869
Other costs	6,331	2,936	10,354	(21)	19,600
Total adjusting items	10,323	2,936	10,354	4,800	28,413

Adjusted EBITDA	182,228	27,943	(4,764)	(7,155)	198,252

	Nine Months Ended September 30, 2018
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	412,723	(28,635)	(33,620)	(421,201)	(70,733)

Income tax recovery	—	—	—	15,438	15,438
Net financing charges	—	—	—	(273,071)	(273,071)
Net earnings from associates	1,068	—	—	—	1,068

Operating income (loss)	411,655	(28,635)	(33,620)	(163,568)	185,832

Depreciation and amortization	108,354	53,642	20,723	62	182,781
Add (deduct) the impact of the following:
Acquisition-related costs and deal contingent forwards	—	—	—	112,485	112,485
Stock-based compensation	—	—	—	8,802	8,802
Loss from investments and associates	370	—	—	—	370
Impairment of intangibles assets and assets held for sale	4,943	—	—	—	4,943
Other costs	7,703	2,936	20,758	14,935	46,332
Total adjusting items	13,016	2,936	20,758	136,222	172,932

Adjusted EBITDA	533,025	27,943	7,861	(27,284)	541,545

	Three Months Ended September 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	130,493	—	—	(54,619)	75,874

Income tax recovery	—	—	—	(2,186)	(2,186)
Net financing charges	—	—	—	(38,095)	(38,095)
Net loss from associates	(2,569)	—	—	—	(2,569)
		—	—
Operating income (loss)	133,062	—	—	(14,338)	118,724

Depreciation and amortization	36,626	—	—	5	36,631
Add (deduct) the impact of the following:
Stock-based compensation	—	—	—	3,298	3,298
Gain from investments	(8,920)	—	—	—	(8,920)
Reversal of impairment of intangibles assets and assets held for sale	(1,117)	—	—	—	(1,117)
Other costs	3,229	—	—	3,922	7,151
Total adjusting items	(6,808)	—	—	7,220	412

Adjusted EBITDA	162,880	—	—	(7,113)	155,767

	Nine Months Ended September 30, 2017
In thousands of U.S. Dollars (except per share amounts)	International	United Kingdom	Australia	Corporate	Consolidated
Net earnings (loss)	378,666	—	—	(166,556)	212,110

Income tax recovery	—	—	—	(856)	(856)
Net financing charges	—	—	—	(119,593)	(119,593)
Net loss from associates	(2,569)	—	—	—	(2,569)

Operating income (loss)	381,235	—	—	(46,107)	335,128

Depreciation and amortization	108,814	—	—	152	108,966
Add (deduct) the impact of the following:
Stock-based compensation				7,914	7,914
Gain from investments	(9,137)	—	—	(4,429)	(13,566)
Reversal of impairment of intangibles assets and assets held for sale	(6,162)	—	—	(2,267)	(8,429)
Other costs	3,514	—	—	19,778	23,292
Total adjusting items	(11,785)	—	—	20,996	9,211

Adjusted EBITDA	478,264	—	—	(24,959)	453,305

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Net (loss) earnings	9,730	75,874	(70,733)	212,110
Income tax (recovery) expense	(13,189)	2,186	(15,438)	856
Net loss (earnings) before tax	(3,459)	78,060	(86,171)	212,966
Add (deduct) the impact of the following:	—	—	—	—
Interest accretion	8,984	10,767	30,064	35,708
Loss on debt extinguishment	18,521	—	143,497	—
Re-measurement of contingent consideration	5,056	—	8,753	—
Re-measurement of derivatives	(11,300)	—	(11,300)	—
Ineffectiveness of cash flow hedges	(11,949)	—	(11,949)	—
Acquisition-related costs and deal contingent forwards	1,667	—	112,485	—
Amortization of acquisition intangibles	92,107	31,077	154,965	93,227
Stock based compensation	3,154	3,298	8,802	7,914
(Gain) loss from investments and associates	123	(6,353)	(698)	(10,998)
Impairment (reversal of impairment) of intangibles assets and assets held for sale	3,869	(1,117)	4,943	(8,429)
Other costs (income)	19,600	7,151	46,332	23,292
Income tax impact of the above	(6,873)	(3,288)	(10,438)	(6,690)
Adjusted net earnings	119,500	119,595	389,285	346,990
Adjusted net earnings attributable to
Shareholders of The Stars Group Inc.	119,961	119,595	389,430	346,990
Non-controlling interest	(461)	—	(145)	—
	—	—	—	—
Weighted average diluted number of shares	269,526,633	204,800,009	232,640,294	202,796,952
Adjusted Diluted Net Earnings per Share attributable to Shareholders of The Stars Group Inc	0.45	0.58	1.67	1.71

The table below presents certain items comprising “Other costs” in the reconciliation tables above:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
In thousands of U.S. Dollars	$000's	$000's	$000's	$000's
Integration costs	17,088	—	28,555	—
Financial (income) expenses	(4,948)	2,839	(2,899)	3,062
Termination of employment agreements	4,486	1,358	6,544	4,166
AMF and other investigation professional fees	(888)	(1,265)	3,771	3,888
Lobbying (US and Non-US) and other legal expenses	4,260	2,916	9,918	12,233
Non-recurring professional fees	1,423	664	1,976	2,168
Retention bonuses	25	41	259	1,271
Loss on disposal of assets	—	338	41	599
Austria gaming duty	(3,679)	—	(3,679)	(5,000)
Termination of affiliate agreements	—	—	—	407
Other	1,833	260	1,846	498
Other costs	19,600	7,151	46,332	23,292

The tables below present reconciliations of proforma Adjusted EBITDA to operating income (loss), which is the nearest IFRS measure:

	Proforma Three Months Ended September 30, 2018
In millions of U.S. Dollars	International	United Kingdom	Australia[1]	Corporate	Consolidated
Operating income (loss)	137.5	(67.9)	(26.0)	(12.0)	31.6

Depreciation and amortization	34.4	102.5	10.9	—	147.8
Add (deduct) the impact of the following:
Acquisition related costs	—	2.9	10.3	1.7	14.9
Impairment of intangible assets	3.9	—	—	—	3.9
Other Adjustments	6.4	—	—	3.1	9.5
Total adjusting items	10.3	2.9	10.3	4.8	28.3

Adjusted EBITDA	182.2	37.5	(4.8)	(7.2)	207.7

	Proforma Three Months Ended September 30, 2017
In millions of U.S. Dollars	International	United Kingdom	Australia[1]	Corporate	Consolidated
Operating income (loss)	133.1	(24.7)	(10.0)	(14.3)	84.1

Depreciation and amortization	36.6	79.4	6.0	—	122.0
Add (deduct) the impact of the following:
Impairment of intangible assets	(1.1)	—	—	—	(1.1)
Other Adjustments	(5.7)	—	1.1	7.2	2.6
Total adjusting items	(6.8)	—	1.1	7.2	1.5

Adjusted EBITDA	162.9	54.7	(2.9)	(7.1)	207.6

	Proforma Nine Months Ended September 30, 2018
In millions of U.S. Dollars	International	United Kingdom	Australia[1]	Corporate	Consolidated
Operating income (loss)	411.7	(177.8)	(35.4)	(163.5)	35.0

Depreciation and amortization	108.4	269.9	25.6	—	403.9
Add (deduct) the impact of the following:
Acquisition related costs	—	2.9	10.3	112.5	125.7
Impairment of intangible assets	4.8	—	—	—	4.8
Transaction related costs	—	66.4	—	—	66.4
Other Adjustments	8.1	—	13.0	23.7	44.8
Total adjusting items	12.9	69.3	23.3	136.2	241.7

Adjusted EBITDA	533.0	161.4	13.5	(27.3)	680.6

	Proforma Nine Months Ended September 30, 2017
In millions of U.S. Dollars	International	United Kingdom	Australia[1]	Corporate	Consolidated
Operating income (loss)	381.2	(80.0)	(16.2)	(46.1)	238.9

Depreciation and amortization	108.8	232.9	17.1	0.2	359.0
Add (deduct) the impact of the following:
Impairment of intangible assets	(6.1)	8.1	—	(2.3)	(0.3)
Other Adjustments	(5.6)	—	2.6	23.2	20.2
Total adjusting items	(11.7)	8.1	2.6	20.9	19.9

Adjusted EBITDA	478.3	161.0	3.5	(25.0)	617.8

_____________________________

1 The Australia segment supplementary information includes the results of operations of William Hill Australia beginning with its acquisition on April 24, 2018. In August 2018, The Stars Group substantially completed its migration of customers and platforms and integration of William Hill Australia into BetEasy.

The table below presents a reconciliation of Free Cash Flow to net cash flows from operating activities, which is the nearest IFRS measure:

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017	2018	2017
Net cash inflows from operating activities	73,227	144,870	369,307	370,843
Customer deposit liability movement	1,552	(2,884)	(12,349)	22,398
	74,779	141,986	356,958	393,241
Capital Expenditure:
Additions to deferred development costs	(16,496)	(6,275)	(32,686)	(16,701)
Additions to property and equipment	(9,530)	(3,253)	(18,791)	(5,507)
Additions to intangible assets	(4,426)	(565)	(16,268)	(1,484)
Interest paid	(62,113)	(30,556)	(128,391)	(95,620)
Debt principal repayments	(8,937)	(6,031)	(20,430)	(18,901)
Free Cash Flow	(26,723)	95,306	140,392	255,028

The table below presents a reconciliation of Net Debt:

In thousands of U.S. Dollars	As at September 30, 2018
Current portion of long-term debt	35,750
Long-term debt	5,483,900
Less: Cash and cash equivalents - operational	418,896
Net Debt	5,100,754

For additional information on The Stars Group’s non-IFRS measures, see below and the Q3 2018 MD&A, including under the headings “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”.

About The Stars Group

The Stars Group is a global leader in the online and mobile gaming and interactive entertainment industries, entertaining millions of customers across its online real- and play-money poker, gaming and betting product offerings, which are delivered through both mobile and desktop applications and the web. The Stars Group offers these products directly or indirectly under several ultimately owned or licensed gaming and related consumer businesses and brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold’em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world’s most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 19 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group’s vision is to become the world’s favorite iGaming destination and its mission is to provide its customers with winning moments.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial and operational expectations and projections, such as certain future operational and growth plans and strategies, and certain financial items relating to the full year 2019 results. Forward-looking statements and information can, but may not always, be identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing”, “imply”, “assumes”, “goal”, “likely” and similar references to future periods or the negatives of these words or variations or synonyms of these words or comparable terminology and similar expressions. These statements and information, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect The Stars Group, its subsidiaries, and its and their respective customers and industries. Although The Stars Group and management believe the expectations reflected in such forward-looking statements and information are reasonable and are based on reasonable assumptions and estimates as of the date hereof, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which The Stars Group carries on its business; risks associated with interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations, or potential prohibitions, with respect to interactive entertainment or online gaming or activities related to or necessary for the operation and offering of online gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to offer, operate and market its product offerings, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within addressable markets and industries; impact of inability to complete future or announced acquisitions or to integrate businesses successfully, including, without limitation, Sky Betting & Gaming and BetEasy; The Stars Group’s substantial indebtedness requires that it use a significant portion of its cash flow to make debt service payments; The Stars Group’s secured credit facilities contain covenants and other restrictions that may limit its flexibility in operating its business; risks associated with advancements in technology, including artificial intelligence; ability to develop and enhance existing product offerings and new commercially viable product offerings; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, changes in tax laws or administrative policies relating to tax and the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; The Stars Group’s exposure to greater than anticipated tax liability; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in product offerings; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand and reliance on online and mobile telecommunications operators; systems, networks, telecommunications or service disruptions or failures or cyber-attacks and failure to protect customer data, including personal and financial information; regulations and laws that may be adopted with respect to the Internet and electronic commerce or that may otherwise impact The Stars Group in the jurisdictions where it is currently doing business or intends to do business, particularly those related to online gaming or that could impact the ability to provide online product offerings, including, without limitation, as it relates to payment processing; ability to obtain additional financing or to complete any refinancing on reasonable terms or at all; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its product offerings; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; natural events; contractual relationships of Sky Betting & Gaming or The Stars Group with Sky plc and/or its subsidiaries; counterparty risks; failure of systems and controls of The Stars Group to restrict access to its products; reliance on scheduling and live broadcasting of major sporting events; macroeconomic conditions and trends in the gaming and betting industry; bookmaking risks; an ability to realize projected financial increases attributable to acquisitions and The Stars Group’s business strategies; and an ability to realize all or any of The Stars Group’s estimated synergies and cost savings in connection with acquisitions, including, without limitation, the acquisition of Sky Betting & Gaming and the Australian acquisitions. These factors are not intended to represent a complete list of the factors that could affect The Stars Group; however, these factors as well as other applicable risks and uncertainties include, but are not limited to, those identified in The Stars Group’s annual information form for the year ended December 31, 2017, including under the heading “Risk Factors and Uncertainties”, in the June 21, 2018 prospectus supplement to the short form base shelf prospectus dated January 16, 2018 under the heading “Risk Factors”, and in the Q3 2018 MD&A, including under the headings “Risk Factors and Uncertainties”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and The Stars Group’s website at www.starsgroup.com, and in other filings that The Stars Group has made and may make in the future with applicable securities authorities in the future, should be considered carefully. Investors are cautioned not to put undue reliance on forward-looking statements or information. Any forward-looking statement or information in this news release are expressly qualified by this cautionary statement. Any forward-looking statement or information speaks only as of the date hereof, and The Stars Group undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS Measures

This news release references non-IFRS financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Earnings, Adjusted Diluted Net Earnings per Share, Free Cash Flow, Net Debt and the numerator of QNY. The Stars Group believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating The Stars Group, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. They are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on The Stars Group’s operating results. In addition to QNY, which is defined below under “Key Metrics and Other Data”, The Stars Group provides the following non-IFRS measures in this news release:

Adjusted EBITDA means net earnings before financial expenses, income taxes expense (recovery), depreciation and amortization, stock-based compensation, restructuring, net earnings (loss) on associate and certain other items as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted EBITDA Margin means Adjusted EBITDA as a proportion of total revenue.

Adjusted Net Earnings means net earnings before interest accretion, amortization of intangible assets resulting from purchase price allocations following acquisitions, stock-based compensation, restructuring, net earnings (loss) on associate, and certain other items. In addition, beginning with the Q3 2018 MD&A, adjustments are made for (i) the re-measurement of contingent consideration, which was previously included in, and adjusted for through, interest accretion, but starting with the Q3 2018 Financial Statements it is now a separate line item, (ii) the re-measurement of embedded derivatives and ineffectiveness on cash flow hedges, each of which are new line items in the Q3 2018 Financial Statements, and (iii) certain non-recurring tax adjustments and settlements. Each adjustment to net earnings is then adjusted for the tax impact, where applicable, in the respective jurisdiction to which the adjustment relates, as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above.

Adjusted Diluted Net Earnings per Share means Adjusted Net Earnings attributable to the Shareholders of The Stars Group Inc. divided by Diluted Shares. Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the preferred shares of The Stars Group. The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. Diluted Shares used in the calculation of diluted earnings per share may differ from diluted shares used in the calculation of Adjusted Diluted Net Earnings per Share where the dilutive effects of the potential Common Shares differ. See note 9 in the Q3 2018 Financial Statements. For the three and nine months ended September 30, 2018, Diluted Shares used for the calculation of Adjusted Diluted Net Earnings per Share equalled 269,526,633 and 232,640,294, respectively, compared with 204,800,009 and 202,796,952 for the same periods in 2017, respectively.

Free Cash Flow means net cash flows from operating activities after adding back customer deposit liability movements, and after capital expenditures and debt servicing cash flows (excluding voluntary prepayments), as set out in the reconciliation tables under “Reconciliation of Non-IFRS Measures to Nearest IFRS Measures” above. The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its free cash flows as customer deposits are not available funds for the Corporation to use for financial or operational purposes.

Net Debt means total long-term debt less operational cash.

To show the foreign exchange impact due to translation and purchasing power the Corporation calculates revenue on a constant currency basis, by translating the International segment’s revenue for the three and nine months ended September 30, 2018 using the prior year’s monthly exchange rates for its local source currencies other than the U.S. dollar, which The Stars Group believes is a useful metric that facilitates comparison to its historical performance.

For additional information on The Stars Group’s non-IFRS measures, see above and the Q3 2018 MD&A, including under the headings “Management’s Discussion and Analysis”, “Limitations of Key Metrics, Other Data and Non-IFRS Measures” and “Key Metrics and Non-IFRS Measures”.

Key Metrics and Other Data

The Stars Group provides the following key metrics in this news release:

QAUs for the International and Australia reporting segments means active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with The Stars Group at any time, and (ii) generated real-money online rake or placed a real-money online bet or wager on during the applicable quarterly period. The Stars Group defines “active unique customer” as a customer who played or used one of its real-money offerings at least once during the period, and excludes duplicate counting, even if that customer is active across multiple lines of operation (Poker, Gaming and/or Betting, as applicable) within the applicable reporting segment. The definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

QAUs for the United Kingdom reporting segment (which currently includes the Sky Betting & Gaming business operations only) means active unique customers (online and mobile) who have settled a Stake or made a wager on any betting or gaming product within the relevant period. The Stars Group defines unique for the United Kingdom reporting segment as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across more than one line of operation. For the purpose of the three months ended September 30, 2018, QAUs for the United Kingdom reporting segment also include the applicable pre-acquisition period.

QNY means combined revenue for The Stars Group’s lines of operation (i.e., Poker, Gaming and/or Betting, as applicable), excluding Other revenues, as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. The United Kingdom reporting segment’s definition of QNY includes revenue noted in the definition above for the full financial quarter, including the pre-acquisition period.  QNY is a non-IFRS measure. The Stars Group does not provide a reconciliation for the numerator of QNY as the revenue components thereof are set forth in this news release.

Net Deposits means the aggregate of gross deposits or transfer of funds made by customers into their real-money online accounts less withdrawals or transfer of funds by such customers from such accounts, in each case during the applicable quarterly period. Gross deposits exclude (i) any deposits, transfers or other payments made by such customers into The Stars Group’s play-money and social gaming offerings, and (ii) any real-money funds (cash and cash equivalents) deposited by The Stars Group into such customers’ previously funded accounts as promotions to increase their lifetime value.

Stakes means betting amounts wagered on The Stars Group’s applicable online betting product offerings, and is also an industry term that represents the aggregate amount of funds wagered by customers within the Betting line of operation for the period specified.

Betting Net Win Margin is calculated as Betting revenue as a proportion of Stakes.

The Stars Group is in the process of the integration and migration of customers and platforms with respect to the Australian acquisitions (which management believes is substantially complete as of the date hereof), the integration of Sky Betting & Gaming, and the implementation of its new operating and reporting segments, and once complete, The Stars Group may revise or remove currently presented key metrics or non-IFRS measures or report certain additional or other key metrics or non-IFRS measures in the future.

For additional information on The Stars Group’s key metrics and other data, see the Q3 2018 MD&A, including under the headings “Limitations of Key Metrics, Other Data and Non-IFRS Measures”, “Key Metrics and Non-IFRS Measures” and “Segment Results of Operations”.

For investor relations and media inquiries, please contact:

Vaughan Lewis

Group Director of Investor Relations and Corporate Communications

Tel: +1 437-371-5730

ir@starsgroup.com

press@starsgroup.com

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands of U.S. Dollars (except per share amounts)	2018	2017	2018	2017
Revenues	571,983	329,443	1,376,386	952,065
Cost of revenue	(129,226)	(62,477)	(293,127)	(177,605)
Gross profit	442,757	266,966	1,083,259	774,460
General and administrative	(267,463)	(109,096)	(671,556)	(322,344)
Sales and marketing	(92,531)	(33,116)	(196,848)	(98,475)
Research and development	(11,862)	(6,030)	(29,023)	(18,513)
Operating income	70,901	118,724	185,832	335,128
Net financing charges	(74,360)	(38,095)	(273,071)	(119,593)
Net earnings from associates	—	(2,569)	1,068	(2,569)
(Loss) earnings before income taxes	(3,459)	78,060	(86,171)	212,966
Income tax recovery	13,189	(2,186)	15,438	(856)
Net (loss) earnings	9,730	75,874	(70,733)	212,110
Net (loss) earnings attributable to
Shareholders of The Stars Group Inc.	15,127	76,082	(63,067)	211,987
Non-controlling interest	(5,397)	(208)	(7,666)	123
Net (loss) earnings	9,730	75,874	(70,733)	212,110
(Loss) earnings per Common Share (U.S. dollars)
Basic	$0.06	$0.52	$(0.34)	$1.45
Diluted	$0.06	$0.37	$(0.34)	$1.05
Weighted Average Common Shares Outstanding (thousands)
Basic	257,322	147,351	186,517	146,537
Diluted	269,527	204,800	186,517	202,797

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at September 30,	As at December 31,
In thousands of U.S. Dollars	2018	2017
ASSETS
Current assets
Cash and cash equivalents - operational	418,896	283,225
Cash and cash equivalents - customer deposits	327,765	227,098
Total cash and cash equivalents	746,661	510,323
Restricted cash advances and collateral	10,696	7,862
Prepaid expenses and other current assets	50,816	29,695
Current investments - customer deposits	104,125	122,668
Accounts receivable	154,102	100,409
Income tax receivable	29,643	16,540
Derivatives	—	2,037
Total current assets	1,096,043	789,534
Non-current assets
Restricted cash advances and collateral	10,700	45,834
Prepaid expenses and other non-current assets	27,496	26,551
Non-current accounts receivable	12,430	11,818
Property and equipment	76,745	44,837
Income tax receivable	11,805	14,061
Deferred income taxes	6,597	5,141
Derivatives	32,904	—
Goodwill and intangible assets	10,205,886	4,477,350
Total non-current assets	10,384,563	4,625,592
Total assets	11,480,606	5,415,126
LIABILITIES
Current liabilities
Accounts payable and other liabilities	434,087	194,187
Customer deposits	429,574	349,766
Current provisions	31,853	17,590
Derivatives	14,136	—
Income tax payable	91,864	35,941
Due to related parties	2,028	—
Current portion of long-term debt	35,750	4,990
Total current liabilities	1,039,292	602,474
Non-current liabilities
Long-term debt	5,483,900	2,353,579
Long-term provisions	4,268	3,093
Derivatives	21,093	111,762
Other long-term liabilities	91,521	—
Due to related parties	34,267	—
Income tax payable	12,825	24,277
Deferred income taxes	594,297	16,510
Total non-current liabilities	6,242,171	2,509,221
Total liabilities	7,281,463	3,111,695
EQUITY
Share capital	4,095,038	1,884,219
Reserves	(442,234)	(142,340)
Retained earnings	542,146	561,519
Equity attributable to the Shareholders of The Stars Group Inc.	4,194,950	2,303,398
Non-controlling interest	4,193	33
Total equity	4,199,143	2,303,431
Total liabilities and equity	11,480,606	5,415,126

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,
In thousands of U.S. Dollars	2018	2017
Operating activities
Net (loss) earnings	(70,733)	212,110
Add (deduct):
Income tax (recovery) expense recognized in net earnings	(15,438)	856
Net financing charges	273,071	118,824
Depreciation and amortization	182,781	108,966
Unrealized loss (gain) on foreign exchange	58,954	(9,891)
Unrealized loss (gain) on investments	584	(9,332)
Impairment (reversal of impairment) of intangible assets and assets held for sale	4,901	(8,430)
Net (earnings) loss from associates	(1,068)	2,569
Realized loss (gain) on current investments and promissory note	420	(9,155)
Income taxes paid	(27,182)	(8,941)
Changes in non-cash operating elements of working capital	(49,805)	(10,284)
Customer deposit liability movement	12,349	(22,398)
Other	473	5,949
Net cash inflows from operating activities	369,307	370,843
Investing activities
Acquisition of subsidiaries, net of cash acquired	(1,865,262)	(6,516)
Additions to intangible assets	(16,268)	(1,484)
Additions to property and equipment	(18,791)	(5,507)
Additions to deferred development costs	(32,686)	(16,701)
Net sale of investments utilizing customer deposits	18,543	4,466
Cash movement from (to) restricted cash	35,000	—
Settlement of promissory note	—	8,084
Net investment in associates	1,068	(2,000)
Proceeds on disposal of interest in associate classified as held for sale	—	16,127
Other	(1,074)	(6,577)
Net cash outflows from investing activities	(1,879,470)	(10,108)
Financing activities
Issuance of Common Shares	717,250	—
Transaction costs on issuance of Common Shares	(32,312)	—
Issuance of Common Shares in relation to stock options	30,572	9,921
Redemption of SBG preferred shares and payment of shareholder loan on acquisition	(674,286)	—
Issuance of long-term debt	5,957,976	—
Repayment of long-term debt	(2,865,456)	(133,901)
Repayment of long-term debt assumed on business combination	(1,079,729)	—
Interest paid	(36,559)	(4,719)
Transaction costs on long-term debt	31,730	—
Net proceeds on related party debt	(128,391)	(95,620)
Payment of deferred consideration	—	(197,510)
Settlement of derivatives	(125,822)	13,904
Acquisition of further interest in subsidiaries	(48,240)	—
Settlement of margin	—	(7,602)
Capital contribution from non-controlling interest	12,060	—
Net cash inflows (outflows) from financing activities	1,758,793	(415,527)
Increase (decrease) in cash and cash equivalents	248,630	(54,792)
Unrealized foreign exchange difference on cash and cash equivalents	(12,292)	14,298
Cash and cash equivalents – beginning of period	510,323	267,684
Cash and cash equivalents - end of period	746,661	227,190